EXHIBIT 4.1

ALIGN TECHNOLOGY, INC.

STOCK PURCHASE AGREEMENT

_____

November 14, 2002

Table of Contents

Table of Contents (Cont'd)

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of November 14, 2002 by and among ALIGN TECHNOLOGY, INC., a Delaware corporation (the "Company"), and the Investors listed on Exhibit A hereto (each, an "Investor", and collectively, the "Investors").

WITNESSETH:

WHEREAS, the Company desires to sell to the Investors, and the Investors desire to purchase from the Company, severally and not jointly, shares of the Company's Common Stock on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1. **Authorization and Sale of the Shares.** Subject to the terms and conditions of this Agreement, the Company has authorized the sale of up to 9,578,944 shares of Common Stock, par value $0.0001, of the Company (the "Shares") to the Investors in a private placement (the "Offering").

2. **Agreement to Sell and Purchase the Shares.** At the Closing (as defined in Section 3), the Company will sell to each Investor, and each Investor will purchase from the Company, upon the terms and conditions hereinafter set forth, the number of Shares set forth next to such Investor's name on the Exhibit A hereto at the purchase price of $1.90 per Share.

3. **Delivery of the Shares at Closing.** The completion of the purchase and sale of the Shares (the "Closing") shall occur at 10 a.m. on November 19, 2002, or such other place and time as mutually agreed between the Company and the Investors, but in any case prior to November 26, 2002 (the "Closing Date"). At the Closing, after receipt of payment therefore by wire transfer of immediately available funds, the Company shall arrange delivery to each Investor one or more stock certificates representing the number of Shares set forth on the signature page hereto, each such certificate to be registered in the name of such Investor.

4. **Representations, Warranties and Covenants of the Company.** Except as otherwise described in the Company's filings with the Securities and Exchange Commission (the "SEC") since December 31, 2001 (the "SEC Documents"), in the Company's press releases since December 31, 2001, and in any operational, managerial and other information regarding the Company provided to or reviewed by any Investor in connection with any Board of Directors meeting or in due diligence meetings with the Company or provided as due diligence materials by the Company (the "Proprietary Information") disclosed by the Company to the Investors in contemplation of this offering, including the documents incorporated by reference therein (the SEC Documents, press releases and the Proprietary Information are collectively referred to herein as the "Company Information"), which qualify the following representations and warranties in their entirety, the Company hereby represents and warrants to, and covenants with, the Investors, as follows:

1

4.1   Organization. The Company is duly incorporated and validly existing in good standing under the laws of Delaware. The Company has full power and authority to own, operate and occupy its properties and to conduct its business as presently conducted and is registered or qualified to do business and in good standing in each jurisdiction in which it owns or leases property or transacts business and where the failure to be so qualified would have a material adverse effect upon the Shares, the ability of the Company to perform its obligations hereunder (including the issuance of the Shares), or the business, financial condition, properties or operations of the Company ("Material Adverse Effect"), and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification.

4.2   Due Authorization. The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement, and this Agreement has been duly authorized and validly executed and delivered by the Company and constitute the legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as rights to indemnity and contribution may be limited by state or federal securities laws or the public policy underlying such laws, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3   Non-Contravention. The execution and delivery of this Agreement, the issuance and sale of the Shares to be sold by the Company under this Agreement, the fulfillment of the terms of this Agreement and the consummation of the transactions contemplated hereby will not (A) conflict with or constitute a violation of, or default (with the passage of time or otherwise) under, (i) any material bond, debenture, note or other evidence of indebtedness, or any material lease, contract, indenture, mortgage, deed of trust, loan agreement, joint venture or other agreement or instrument to which the Company is a party or by which it or its property is bound, (ii) the certificate of incorporation, by-laws or other organizational documents of the Company, or (iii) any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority binding upon the Company or its property, or (B) result in the creation or imposition of any lien, encumbrance, claim, security interest or restriction whatsoever upon any of the material properties or assets of the Company or an acceleration of indebtedness pursuant to any obligation, agreement or condition contained in any bond, debenture, note or any other evidence of indebtedness or any indenture, mortgage, deed of trust or any other agreement or instrument to which the Company is a party or by which it is bound or to which any of the property or assets of the Company is subject, in the cases of (A) and (B) which is reasonably likely to result in a Material Adverse Effect. No consent, approval, authorization or other order of, or registration, qualification or filing with, any regulatory body, administrative agency, or other governmental body in the United States is required for the execution and delivery of this Agreement and the valid issuance and sale of the Shares to be sold pursuant to this Agreement, other than such as have been made or obtained, and except for any securities filings required to be made under federal or state securities laws or the requirements of the National Association of Securities Dealers, Inc. and which are permitted to be made after the Closing, and except for such securities filings, the failure to so make has not had, or would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

2

4.4   Capitalization. The capitalization of the Company is described in the Company's SEC Documents as of the dates set forth therein. The Company has not issued any capital stock since March 15, 2001 other than pursuant to employee benefit plans disclosed in the Company's SEC Documents. The Shares to be sold pursuant to this Agreement have been duly authorized, and when issued and paid for in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and nonassessable. Except as set forth in or contemplated by the Company's SEC Documents, there are no outstanding rights (including, without limitation, preemptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any unissued shares of capital stock or other equity interest in the Company, or any contract, commitment, agreement, understanding or arrangement of any kind to which the Company is a party and relating to the issuance or sale of any capital stock of the Company, any such convertible or exchangeable securities or any such rights, warrants or options. Without limiting the foregoing, no preemptive right, co-sale right, registration right, right of first refusal or other similar right exists with respect to the issuance and sale of the Shares.

4.5   Legal Proceedings. There is no legal or governmental proceeding pending , or, to the knowledge of the Company, threatened, to which the Company is a party or of which the business or property of the Company is subject that is not disclosed in the Company's SEC Documents which is reasonably likely to result in a Material Adverse Effect.

4.6   No Violations. The Company is not in violation of its certificate of incorporation, bylaws or other organizational document, or in violation of any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority applicable to the Company, which violation, individually or in the aggregate, has had, or would be reasonably likely to have, a Material Adverse Effect, and the Company is not in default (and there exists no condition which, with the passage of time or otherwise, would constitute a material default) in the performance of any bond, debenture, note or any other evidence of indebtedness in any indenture, mortgage, deed of trust or any other agreement or instrument to which the Company is a party or by which the Company is bound or by which the property of the Company is bound, which has had, or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

4.7   Intellectual Property. The Company owns or possesses adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "Intellectual Property") necessary to carry on the business now operated by it, and the Company has not received any notice nor is any executive officer of the Company aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any of the Company's Intellectual Property invalid or inadequate to protect the interest of the Company therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, is reasonably likely to result in a Material Adverse Effect.

4.8   Financial Statements. The financial statements of the Company and the related notes contained in the Company's SEC Documents present fairly, in accordance with generally accepted accounting principles ("GAAP"), the financial position of the Company as of the dates indicated, and the results of its operations and cash flows for the periods therein specified. Such financial statements (including the related notes) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods therein specified, except as disclosed in the Company's SEC Documents. Each of the financial statements (including, in each case, any notes thereto) contained in the SEC Documents (the "Financial Statements") complies as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and was prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X promulgated by the SEC).

4.9   **Nasdaq Compliance.**   The Company's Common Stock is registered pursuant to Section 12(g) of the Exchange Act and is listed on The Nasdaq National Market (the "Nasdaq Stock Market"), and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or delisting the Common Stock from the Nasdaq Stock Market. The Company is not currently in violation of the listing or maintenance requirements of The Nasdaq National Market and does not reasonably anticipate that the Common Stock will be delisted by The Nasdaq National Market in the twelve month period following the Closing Date based on its rules (and interpretations thereof) as currently in effect. Assuming no changes to current Nasdaq Stock Market rules, all Shares shall be listed on The Nasdaq National Market in accordance with the provisions of Section 7.

4.10   **Reporting Status.** The Company has filed all reports, schedules, registration statements, forms and other documents required to be filed by the Company with the SEC, including those that the Company may file with the SEC after the date of this Agreement until the Closing ("SEC Filings") required to be filed as of the date hereof. The SEC Filings (i) were or will be filed on a timely basis, (ii) at the time filed, were or will be prepared in compliance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Filings, and (iii) did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SEC Filings or necessary in order to make the statements in such SEC Filings, in the light of the circumstances under which they were made, not misleading.

4.11   **Listing.** The Company shall comply with all requirements of the National Association of Securities Dealers, Inc. with respect to the issuance of the Shares and the subsequent listing thereof on the Nasdaq Stock Market except to the extent that the failure to comply with any such requirements is not reasonably likely to result in a Material Adverse Effect.

4.12   **Investment Company.** The Company is not an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for an investment company, within the meaning of the Investment Company Act of 1940, as amended.

4

4.13   No Finders.   The Company is not and will not be obligated for any finder's or broker's fee or commission in connection with this Agreement or any of the transaction contemplated hereby.

4.14   Securities Laws. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under circumstances that would require registration of the Shares being offered hereby under the Securities Act or cause this offering of Shares to be integrated with any prior offering of securities of the Company for purposes of the Securities Act. Assuming the accuracy of the Investors' representations and warranties, the offer, sale and delivery of Shares will be exempt from the registration requirements of Section 5 of the Securities Act. Assuming the truth and accuracy of the representations and warranties of the Investors set forth in Section 5 of this Agreement, the Investors will not be statutory underwriters within the meaning of Section 2(a) 11 of the Securities Act.

4.15   Form S-3 Eligibility. The Company is currently eligible to register the resale of its Common Stock on a registration statement on Form S-3 under the Securities Act. The Company is not aware of any facts or circumstances (including without limitation any required approvals or waivers of any circumstances that may delay or prevent the obtaining of accountant's consents) that would prohibit or delay the preparation and filing of a registration statement on Form S-3 with respect to the Shares provided that such registration is not deemed a "primary offering".

4.16   Disclosure. All information relating to or concerning the Company set forth in this Agreement (including the schedules attached hereto) is true and correct in all material respects and the Company has not omitted to state any material fact necessary in order to make the statements made herein or therein, in light of the circumstances under which they were made and in light of the disclosure of the Proprietary Information, not misleading.

5.   Representations, Warranties and Covenants of Each Investor. Each Investor, severally and not jointly, hereby represents and warrants to, and covenants with, the Company, as follows:

5.1   Securities Laws. The Investor represents and warrants to, and covenants with, the Company that: (i) the Investor is an "accredited investor" as defined in Regulation D under the Securities Act and the Investor is also knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in shares presenting an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and investments in comparable companies, and has requested, received, reviewed and considered all information it deemed relevant in making an informed decision to purchase the Shares; (ii) the Investor is acquiring the number of Shares set forth on Exhibit A hereto in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of such Shares or any arrangement or understanding with any other persons regarding the distribution of such Shares; (iii) the Investor will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares except in compliance with the Securities Act, applicable state securities laws and the respective rules and

5

regulations promulgated thereunder; (iv) the Investor will notify the Company immediately of any change in any of such information until such time as the Investor has sold all of its Shares or until the Company is no longer required to keep the Registration Statement effective; and (v) the Investor has, in connection with its decision to purchase the number of Shares set forth on the signature page hereto, relied only upon the Company Information provided to the Investor by the Company in contemplation of this offering and the representations and warranties of the Company contained herein. Investor understands that its acquisition of the Shares has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of the Investor's investment intent as expressed herein.

        5.2   **Foreign Action.** The Investor acknowledges, represents and agrees that no action has been or will be taken in any jurisdiction outside the United States by the Company that would permit an offering of the Shares, or possession or distribution of offering materials in connection with the issue of the Shares, in any jurisdiction outside the United States where action for that purpose is required.

        5.3   **Resales of Shares**. The Investor hereby covenants with the Company not to make any Disposition of the Shares (i) without complying with the provisions of this Agreement, including Sections 7.2 and 5.5 hereof, and (ii) without effectively causing the prospectus delivery requirement under the Securities Act to be satisfied (unless sold pursuant to an exemption from registration under the Securities Act), and the Investor acknowledges that the certificates evidencing the Shares will be imprinted with a legend that prohibits their transfer except in accordance therewith. The Investor acknowledges that there may occasionally be times when the Company, based on the advice of its counsel and subject to the provisions of Section 7.2(c), determines that it must suspend the use of the Prospectus forming a part of the Registration Statement until such time as an amendment to the Registration Statement has been filed by the Company and declared effective by the SEC or until the Company has amended or supplemented such Prospectus.

        5.4   **Due Authorization**. The Investor has all requisite power and authority to execute, deliver and perform its obligations under this Agreement, and this Agreement has been duly authorized and validly executed and delivered by the Investor and constitutes the legal, valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, except as rights to indemnity and contribution may be limited by state or federal securities laws or the public policy underlying such laws, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

        5.5   **Dispositions**. Investor has not and will not, prior to the earlier of (i) the 1 year anniversary of the Closing, and (ii) the effectiveness of the Registration Statement (such earlier date, the "Restriction Date"), sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to (collectively, a "Disposition"), any Shares, nor will Investor engage in any hedging or other transaction which is designed to or could reasonably be expected to lead to or result in a Disposition of Shares by the Investor or any other person or entity. Such prohibited hedging or other transactions would include, without limitation, effecting any short sale or having in effect any short position (whether or not such sale or position is against the box and regardless of when such position was entered into) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to Shares or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from Shares.

5.6 **No Reliance**. The Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Shares.

5.7 **No Finders**. The Investor is not and will not be obligated for any finder's or broker's fee or commission in connection with this Agreement or any of the transaction contemplated hereby.

6. **Survival of Representations, Warranties and Agreements.** Notwithstanding any investigation made by any party to this Agreement, all representations and warranties made by the Company and the Investor herein shall survive the execution of this Agreement, the delivery to the Investor of the Shares being purchased and the payment therefor and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of any Investor, its counsel or the Company, as the case may be, but shall terminate on the date which is 60 days after the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2002 with the SEC. All covenants made by the Company and the Investor herein shall survive the execution of this Agreement, the delivery to the Investor of the Shares being purchased and the payment therefor.

7. **Registration of the Shares; Compliance with the Securities Act**.

7.1 **Registration Procedures and Expenses.** The Company shall:

(a) subject to receipt of necessary information from the Investors, prepare and file with the SEC at least thirty (30) days prior to the first anniversary of the Closing Date, a registration statement on Form S-3 (or in the event that the Company is unable to use Form S-3, then on Form S-1) (the "Registration Statement") to enable the resale of the Shares by the Investors from time to time through the automated quotation system of the Nasdaq Stock Market or in privately-negotiated transactions;

(b) use its reasonable best efforts, subject to receipt of necessary information from the Investors, to respond to all comments of the SEC on such Registration Statement within ten (10) calendar days of receipt thereof and to cause the Registration Statement to become effective as soon as practicable; provided that in no event shall the Company be obligated to cause such Registration Statement become effective prior to the first anniversary of the Closing Date;

(c) use its reasonable efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the Registration Statement current and continuously effective for a period not exceeding, with respect to each Investor's Shares purchased hereunder, the earlier of (i) the second anniversary of the Closing Date, (ii) the date on which the Investors may sell all Shares purchased by the Investors in this Offering without restriction by the volume limitations of Rule 144(e) of the Securities Act or (iii) such time as all Shares purchased by the Investors in this Offering have been sold pursuant to the Registration Statement;

(d) furnish to the Investors with respect to the Shares registered under the Registration Statement such number of copies of the Registration Statement, Prospectuses and Preliminary Prospectuses in conformity with the requirements of the Securities Act and such other documents as the Investors may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Shares by the Investors, provided, however, that the obligation of the Company to deliver copies of Prospectuses or Preliminary Prospectuses to any Investor shall be subject to the receipt by the Company of reasonable assurances from such Investor that such Investor will comply with the applicable provisions of the Securities Act and of such other securities or blue sky laws as may be applicable in connection with any use of such Prospectuses or Preliminary Prospectuses;

(e) file documents required of the Company for normal blue sky clearance in states specified in writing by an Investor, provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

(f) bear all Company expenses in connection with the procedures in paragraph (a) through (e) of this Section 7.1 and the registration of the Shares pursuant to the Registration Statement;

(g) advise the Investors promptly after it receives notice or obtains knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation of any proceeding for that purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued; and

(h) with a view to making available to the Investors the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Investors to sell Shares to the public without registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) such date as all of the Investors' Shares may be resold pursuant to Rule 144(k) or any other rule of similar effect or (B) such date as all of the Investors' Shares shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and under the Exchange Act; and (iii) furnish to each Investor upon request, as long as such Investor owns any Shares, (A) a written statement by the Company that it has complied with the reporting requirements of the Securities Act and the Exchange Act, (B) a copy of the Company's most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Investor of any rule or regulation of the SEC that permits the selling of any such Shares without registration.

It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 7.1 that the Investors shall furnish to the Company such information regarding itself, the Shares to be sold by Investors, and the intended method of disposition of such securities as shall be required to effect the registration of the Shares.

7.2   Transfer of Shares After Registration; Suspension.

(a)   Each Investor agrees that it will not effect any Disposition of the Shares or its right to purchase the Shares that would constitute a sale within the meaning of the Securities Act except (i) as contemplated in the Registration Statement referred to in Section 7.1 or pursuant to Rule 144 (or any successor rule) after the Restriction Date and as described below, (ii) with the written consent of the Company, or (iii) on or prior to November 15, 2002, as disclosed in writing to the Company to such other Investors ("Other Investors") as shall be reasonably acceptable to the Company (which Other Investors shall sign a counterpart signature page to this Agreement and shall for all purposes be deemed to be "Investors" hereunder, and Exhibit A shall be appropriately revised), and that it will promptly notify the Company of any changes in the information set forth in the Registration Statement regarding such Investor or its plan of distribution.

(b)   Except in the event that paragraph (c) below applies, the Company shall: (i) if deemed necessary by the Company, prepare and file from time to time with the SEC a post-effective amendment to the Registration Statement or a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Shares being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) provide the Investors copies of any documents filed pursuant to Section 7.2(b)(i); and (iii) inform each Investor that the Company has complied with its obligations in Section 7.2(b)(i) (or that, if the Company has filed a post-effective amendment to the Registration Statement which has not yet been declared effective, the Company will notify the Investors to that effect, will use its reasonable efforts to secure the effectiveness of such post-effective amendment as promptly as possible and will promptly notify the Investors pursuant to Section 7.2(b)(i) hereof when the amendment has become effective).

(c)   Subject to paragraph (d) below, in the event: (i) of any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to a Registration Statement or related Prospectus or for additional information; (ii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose; (iii) of the receipt by the

Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation of any proceeding for such purpose; or (iv) of any event or circumstance which necessitates the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; then the Company shall deliver a certificate in writing to the Investors (the "Suspension Notice") to the effect of the foregoing and, upon receipt of such Suspension Notice, each Investor will refrain from selling any Shares pursuant to the Registration Statement (a "Suspension") until the such Investor's receipt of copies of a supplemented or amended Prospectus prepared and filed by the Company, or until it is advised in writing by the Company that the current Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus. In the event of any Suspension, the Company will use its reasonable efforts to cause the use of the Prospectus so suspended to be resumed as soon as reasonably practicable, and in any event within 30 calendar days after delivery of a Suspension Notice to the Investors.

(d) Notwithstanding the foregoing paragraphs of this Section 7.2, no Investor shall be prohibited from selling Shares under the Registration Statement as a result of Suspensions on more than three occasions of not more than 30 calendar days each in any 12-month period, unless, in the good faith judgment of the Company's Board of Directors, after consultation with counsel, the sale of Shares under the Registration Statement in reliance on this paragraph 7.2(d) would be reasonably likely to cause a violation of the Securities Act or the Exchange Act and result in potential liability to the Company.

(e) Provided that a Suspension is not then in effect, each Investor may sell Shares under the Registration Statement, provided that it arranges for delivery of a current Prospectus to the transferee of such Shares. Upon receipt of a request therefor, the Company will promptly provide an adequate number of current Prospectuses to the Investors and to supply copies to any other parties requiring such Prospectuses.

(f) In the event of a sale of Shares by an Investor, such Investor must also deliver to the Company's transfer agent, with a copy to the Company, a Certificate of Subsequent Sale substantially in the form attached hereto as Exhibit B, so that the shares may be properly transferred.

7.3 Indemnification.

(a) In the event that any Shares are included in final Prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 7.1 ("Registration Statement"), to the extent permitted by law, the Company will indemnify and hold harmless each Investor, the partners, stockholders, members, directors, officers, employees and agents of each Investor, any underwriter (as defined in the Securities

Act) for such Investor and each person, if any, who controls such Investor or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation") by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such Registration Statement; and the Company will reimburse each such Investor, partner, officer, director, employee, agent, stockholder, member, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation (x) which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Investor, partner, officer, director, employee, agent, underwriter or controlling person of such Investor, or (y) which arises out of or is based upon any information contained in a Prospectus delivered by the Investor to a purchaser of Shares after the Company has delivered to such Investor a supplemented or amended prospectus which supplemented or amended such information.

      (b)   In the event that any Shares are included in any Registration Statement, to the extent permitted by law, each Investor will indemnify and hold harmless the Company, each of its directors, its officers, and each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Investor selling securities under such registration statement or any of such other Investor's partners, directors or officers or any person who controls such Investor, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Investor, or partner, director, officer or controlling person of such other Investor may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Investor under an instrument duly executed by such Investor and stated to be specifically for use in connection with such registration; and each such Investor will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Investor, or partner, officer, director, or controlling person of such other Investor in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such a Violation; provided, however, that in no event shall any indemnity under this Section exceed the net proceeds from the offering received by such Investor.

11

(c) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 7.3, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party under this Section 7.3 (except to the extent that such omission materially and adversely affects the indemnifying party's ability to defend such action) or from any liability otherwise than under this Section 7.3. Subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof, provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate, in the reasonable opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, however, that no indemnifying person shall be responsible for the fees and expenses of more than one separate counsel (together with appropriate local counsel) for all indemnified parties. In no event shall any indemnifying person be liable in respect of any amounts paid in settlement of any action unless the indemnifying person shall have approved the terms of such settlement; provided that such consent shall not be unreasonably withheld or delayed. No indemnifying person shall, without the prior written consent of the indemnified person, effect any settlement of any pending or threatened proceeding in respect of which any indemnified person is or could have been a party and indemnification could have been sought hereunder by such indemnified person, unless such settlement includes an unconditional release of such indemnified person from all liability on claims that are the subject matter of such proceeding.

(d) If the indemnification provided for in this Section 7.3 is unavailable to or insufficient to hold harmless an indemnified party under this Section 7.3 in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Investors on the other in connection with the statements or omissions or other matters which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, in the case of an untrue statement, whether the untrue statement relates to information supplied by the Company on the one hand or an Investor on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement. The Company and the Investors agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Investors were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this

12

subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Investor shall be required to contribute any amount in excess of the amount by which the gross amount received by the Investor from the sale of the Shares to which such loss relates exceeds the amount of any damages which such Investor has otherwise been required to pay by reason of such untrue statement. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Investors' obligations in this subsection to contribute are several in proportion to their sales of Shares to which such loss relates and not joint.

(e) The parties to this Agreement hereby acknowledge that they are sophisticated business persons who were represented by counsel during the negotiations regarding the provisions hereof including, without limitation, the provisions of this Section 7.3, and are fully informed regarding said provisions. They further acknowledge that the provisions of this Section 7.3 fairly allocate the risks in light of the ability of the parties to investigate the Company and its business in order to assure that adequate disclosure is made in the Registration Statement as required by the Securities Act and the Exchange Act. The parties are advised that federal or state public policy as interpreted by the courts in certain jurisdictions may be contrary to certain of the provisions of this Section 7.3, and the parties hereto hereby expressly waive and relinquish any right or ability to assert such public policy as a defense to a claim under this Section 7.3 and further agree not to attempt to assert any such defense.

7.4   Termination of Conditions and Obligations. The conditions precedent imposed by Section 5 hereof or this Section 7 upon the transferability of the Shares shall cease and terminate as to any particular number of the Shares when such Shares shall have been effectively registered under the Securities Act and sold or otherwise disposed of in accordance with the intended method of disposition set forth in the Registration Statement covering such Shares or at such time as an opinion of counsel satisfactory to the Company shall have been rendered to the effect that such conditions are not necessary in order to comply with the Securities Act.

7.5   Information Available. So long as the Registration Statement is effective covering the resale of Shares owned by an Investor, the Company will furnish to such Investor upon the reasonable request of such Investor, an adequate number of copies of the Prospectuses to supply to any other party requiring such Prospectuses.

8.   Conditions to Investors' Obligations at Closing. Each Investor's obligations under this Agreement at the Closing shall be subject to the following conditions, any one or more of which may be waived by the Investor:

(a)   Representations and Warranties True. Each of the representations and warranties of the Company contained in Section 4 shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made on

13

and as of the date of the Closing except for such changes that have not had, or would not be reasonably likely to have, a Material Adverse Effect.

(b) **Performance.** The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(c) **Extension of Board Observation Rights.** For each Investor currently possessing a contractual right to attend meetings of the Company's Board of Directors in a non-voting fashion, the Company shall have executed and delivered a side letter agreement with such Investor extending such right until the earlier of (i) 24 months from the Closing Date, and (ii) the date on which such Investor holds no shares of the Company's capital stock, and such side letter agreement shall be acknowledged and agreed to by such Investor.

(d) **Approvals.** All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state or of any third party that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement and the consummation of the transactions contemplated hereby shall have been obtained and effective as of or prior to the Closing.

(e) **Minimum Investment.** Investors shall have purchased at the Closing Shares in the amount of at least $18,200,000; provided, however, that no Investor that breaches its obligation to purchase Shares shall be entitled to assert this condition as a defense to its obligations hereunder.

9. **Conditions to Company's Obligations at Closing.** The Company's obligations under this Agreement at the Closing shall be subject to the following conditions, any one or more of which may be waived by the Company:

(a) **Representations and Warranties True.** Each of the representations and warranties of such Investor contained in Section 5 shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing except for such changes that have not had, or would not be reasonably likely to have, a material adverse effect on such Investor's ability to consummate the transactions contemplated hereby.

(b) **Performance.** Such Investor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(c) **Approvals.** All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state or of any third party that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement and the consummation of the transactions contemplated hereby shall have been obtained and effective as of or prior to the Closing.

(d) **Minimum Investment.** Investors shall have purchased at the Closing Shares in the amount of at least $18,200,000.

(e) **Extension of Board Observation Rights.** For each Investor currently possessing a contractual right to attend meetings of the Company's Board of Directors in a non-voting fashion, the Company shall have executed and delivered a side letter agreement with such Investor extending such right until the earlier of (i) 24 months from the Closing Date, and (ii) the date on which such Investor holds no shares of the Company's capital stock, and such side letter agreement shall be acknowledged and agreed to by such Investor.

10. **Notices.** All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed (A) if within domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile, or (B) if delivered from outside the United States, by International Federal Express or facsimile, and shall be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one (1) business day after so mailed, (iii) if delivered by International Federal Express, two (2) business days after so mailed, (iv) if delivered by facsimile, upon electric confirmation of receipt and shall be delivered as addressed as follows:

> **(a)** if to the Company, to:
>
> Align Technology, Inc.
> 821 Martin Avenue
> Santa Clara, CA 95050
> Attn: Chief Executive Officer
> Facsimile: (408) 470-1010
>
> **(b)** with a copy mailed to:
>
> Brobeck, Phleger & Harrison LLP
> One Market Street, Spear Street Tower
> San Francisco, CA 94105
> Attn: John Larson, Esq.
> Facsimile: (415) 442-1010
>
> **(c)** if to the Investor, at its address on the Signature Page hereto, or at such other address or addresses as may have been furnished to the Company in writing.

11. **Changes.** This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor.

12. **Headings.** The headings of the various Sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

13. **Severability.** In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

14. **Entire Agreement.** This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties with respect to the subject matter hereof.

15. **Further Assurances.** From and after the date of this Agreement, upon the request of the Investors, the Company and each Investor shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

16. **Governing Law.** This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of California, without giving effect to the principles of conflicts of law.

17. **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

18. **Confidential Disclosure Agreement.** Notwithstanding any provision of this Agreement to the contrary, any confidential disclosure agreement previously executed by the Company and the Investor in connection with the transactions contemplated by this Agreement shall remain in full force and effect in accordance with its terms following the execution of this Agreement and the consummation of the transactions contemplated hereby.

19. **No Assignment.** Absent an express signed written agreement between the parties to the contrary, no assignment of any of the rights or obligations under this Agreement shall result in a novation or in any other way release the assignor from its obligations under this Agreement, except as contemplated by Section 7.2(a).

20. **Fees and Expenses.** At the Closing, the Company shall pay the reasonable attorneys' fees and expenses of Venture Law Group, counsel to the Investors.

21. **Consent under Investor Rights Agreement.** By execution of this Agreement, each Investor and each Other Investor hereby consents to the grant of the registration rights granted pursuant to Section 7 hereof, which consent is required by Section 2.12 of that certain Amended and Restated Investor Rights Agreement, dated September 13, 2000, as amended, by and among the Company and the Investors named therein.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first above written.

COMPANY:

ALIGN TECHNOLOGY, INC.

By: /s/ Thomas M. Prescott_____
Name: Thomas M. Prescott
Title: President and Chief Executive Officer

INVESTOR:

DIONIS TRUST

By: /s/ Gordon Gund_____
Name: Gordon Gund
Title: Trustee

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first above written.

COMPANY:

ALIGN TECHNOLOGY, INC.

By: /s/ Thomas M. Prescott_____
Name: Thomas M. Prescott
Title: President and Chief Executive Officer

INVESTOR:

GORDON GUND – GRANT GUND GENERATION SKIPPING TRUST

By: /s/ Richard T. Watson_____
Name: Richard T. Watson
Title: Trustee

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first above written.

COMPANY:

ALIGN TECHNOLOGY, INC.

By: /s/ Thomas M. Prescott_____
Name: Thomas M. Prescott
Title: President and Chief Executive Officer

INVESTOR:

**GORDON GUND – G. ZACHARY GUND
GENERATION SKIPPING TRUST**

By: /s/ Richard T. Watson_____
Name: Richard T. Watson
Title: Trustee

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first above written.

COMPANY:

ALIGN TECHNOLOGY, INC.

By: /s/ Thomas M. Prescott_____
Name: Thomas M. Prescott
Title: President and Chief Executive Officer

INVESTOR:

KLEINER PERKINS CAUFIELD BYERS VIII, L.P.

By: KPCB VIII Associates, L.P., its General Partner

By: /s/ Joseph S. Lacob_____
Name: Joseph S. Lacob
Title: General Partner

INVESTOR:

KPCB VIII FOUNDERS FUND, L.P.

By: KPCB VIII Associates, L.P., its General Partner

By: /s/ Joseph S. Lacob_____
Name: Joseph S. Lacob
Title: General Partner

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first above written.

COMPANY:

ALIGN TECHNOLOGY, INC.

By: /s/ Thomas M. Prescott
Name: Thomas M. Prescott
Title: President and Chief Executive Officer

INVESTOR:

CARLYLE PARTNERS III, L.P.

By: TC Group III, L.P., its general partner
By: TC Group III, L.L.C., its general partner
By: TC Group, L.L.C., its managing member
By: TCG Holdings, L.L.C., its managing member

By: /s/ W. Robert Dahl

Name: W. Robert Dahl

Title: Managing Director

INVESTOR:

CP III COINVESTMENT, L.P.

By: TC Group III, L.P., its general partner
By: TC Group III, L.L.C., its general partner
By: TC Group, L.L.C., its managing member
By: TCG Holdings, L.L.C., its managing member

By: /s/ W. Robert Dahl

Name: W. Robert Dahl

Title: Managing Director

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first above written.

COMPANY:

ALIGN TECHNOLOGY, INC.

By: /s/ Roger George
Name: Roger George
Title: Vice President, Legal Affairs & General Counsel

INVESTOR:

/s/ Thomas M. Prescott
Thomas M. Prescott

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first above written.

COMPANY:

ALIGN TECHNOLOGY, INC.

By: /s/ Thomas M. Prescott
Name: Thomas Prescott
Title: President and Chief Executive Officer

INVESTOR:

Signature: /s/ Warren Thaler

Print Name: Warren Thaler

Address: 234 Meeting House Lane

Merion Station, PA 19066

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first above written.

COMPANY:

ALIGN TECHNOLOGY, INC.

By: /s/ Thomas M. Prescott_____
Name: Thomas M. Prescott
Title: President and Chief Executive Officer

INVESTOR:

OAK HILL CAPITAL PARTNERS, L.P.

By: OHCP GenPar, L.P., general partner
By: OHCP MGP, LLC, general partner

By: /s/ Kevin G. Levy_____
Name: Kevin G. Levy
Title: Vice President

INVESTOR:

OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

By: OHCP GenPar, L.P., general partner
By: OHCP MGP, LLC, general partner

By: /s/ Kevin G. Levy_____
Name: Kevin G. Levy
Title: Vice President

EXHIBIT A

Schedule of Investors

Investor Name	Number of Shares	Total Purchase Price
Dionis Trust	1,052,632	$2,000,000.80
Gordon Gund – Grant Gund Generation Skipping Trust	789,473	$1,499,998.70
Gordon Gund – G. Zachary Gund Generation Skipping Trust	789,473	$1,499,998.70
Kleiner Perkins Caufield Byers VIII, L.P.	1,492,421	$2,835,599.90
KPCB VIII Founders Fund, L.P.	86,526	$164,399.40
Carlyle Partners III, L.P.	2,565,457	$4,874,368.30
CP III Coinvestment, L.P.	66,121	$125,629.90
Warren Thaler	52,631	$99,998.90
Thomas M. Prescott	52,631	$99,998.90
Oak Hill Capital Partners, L.P.	2,565,789	$4,874,999.10
Oak Hill Capital Management Partners, L.P.	65,789	$124,999.10
Total:	**9,578,943**	**$18,199,991.70**

ALIGN TECHNOLOGY, INC.

CERTIFICATE OF SUBSEQUENT SALE

TO: Equiserve

RE: Sale of Shares of Common Stock of Align Technology, Inc. (the "Company") pursuant to the Company's Prospectus dated _____, 200__ (the "Prospectus")

Dear Sir/Madam:

The undersigned hereby certifies, in connection with the sale of shares of Common Stock of the Company included in the table of Selling Shareholders in the Prospectus, that the undersigned has sold the Shares pursuant to the Prospectus and in a manner described under the caption "Plan of Distribution" in the Prospectus and that such sale complies with all applicable securities laws, including, without limitation, the Prospectus delivery requirements of the Securities Act of 1933, as amended.

Selling Shareholder (the beneficial owner):_____

Record Holder (e.g., if held in name of nominee):_____

Restricted Stock Certificate No.(s):_____

Number of Shares Sold:_____

Date of Sale:_____

In the event that you receive a stock certificate(s) representing more shares of Common Stock than have been sold by the undersigned, then you should return to the undersigned a newly issued certificate for such excess shares in the name of the Record Holder and BEARING A RESTRICTIVE LEGEND. Further, you should place a stop transfer on your records with regard to such certificate.

Very truly yours,

By:_____

Print Name:_____

Title:_____

Dated:_____

cc: Investor Relations
       Align Technology, Inc.
       821 Martin Avenue
       Santa Clara, CA 95050